Exhibit 99.1
For release at 6:30 a.m.
Contact:
Robert F. Doman, President & CEO — 978.909.2216
Richard Christopher, VP Finance & CFO — 978.909.2211
Chad Rubin, Investor Relations Contact, The Trout Group LLC — 646.378.2947
DUSA Pharmaceuticals Reports
Third Quarter 2008 Corporate Highlights and Financial Results
Q3 Levulan®Kerastick® Revenues up 54% year over year;
Q3 U.S. Levulan® Kerastick®Revenues up 50% year over year
WILMINGTON, Mass. — November 3, 2008 — DUSA Pharmaceuticals, Inc.® (NASDAQ GM: DUSA), a dermatology company that is developing and marketing Levulan® Photodynamic Therapy (PDT) and other products targeting patients with common skin conditions, reported today its corporate highlights and financial results for the third quarter ended September 30, 2008.
Third Quarter 2008 Financial Results:
Total product revenues for the quarter were $5.7 million versus $5.8 million in the third quarter of 2007. PDT revenues totaled $5.2 million, up 48% from $3.5 million for the comparable 2007 period. The increase in PDT revenues was attributable to a 54% increase in Kerastick® revenues, driven by 50% domestic revenue growth, as well as international expansion into both Latin America and Korea. Overall Kerastick® sales volumes increased 48% from 30,108 units in the third quarter of 2007 to 44,668 units in the third quarter of 2008. Non-PDT revenues totaled $0.6 million versus $2.3 million for the comparable 2007 period. Non-PDT revenues were adversely impacted by the absence of sales of Nicomide® during the quarter (see “Other Updates” section below).
DUSA’s net loss on a GAAP basis for the third quarter of 2008 was ($2.8) million or ($0.12) per common share, compared to a net loss of ($1.9) million or ($0.10) per common share in the third quarter of 2007. The 2008 third quarter net loss was adversely impacted by a $1.5 million milestone payment made to the former Sirius Laboratories shareholders. Under the terms of our December 2005 merger agreement with Sirius Laboratories, Inc., the milestone payment became due when the cumulative sales of the Sirius products reached $25.0 million. This sales milestone was achieved during the three-month period ended September 30, 2008.
DUSA’s non-GAAP net loss for the third quarter was ($1.6) million or ($0.07) per common share, compared to a net loss of ($1.4) million or ($0.07) per share common. The third quarter 2008 non-GAAP net loss excludes the $1.5 million milestone payment, stock-based compensation expense of $0.4 million, and a non-cash gain on the change in the fair value of warrants of $0.7 million. Please refer to the “Use of Non-GAAP Financial Measures” section and the accompanying financial table included at the end of this release for a reconciliation of

GAAP results to non-GAAP results for the three-month periods ending September 30, 2007 and 2008, respectively.
Year-to-Date 2008 Financial Results:
Total product revenues for the nine-month period ended September 30, 2008 were $21.8 million, up 13% from $19.3 million for the nine-month period ended September 30, 2007. PDT revenues totaled $16.4 million, up 36% from $12.1 million for the comparable 2007 period. The increase in PDT revenues was attributable to a 43% increase in Kerastick® revenues, driven by 36% domestic revenue growth, as well as international expansion into both Latin America and Korea. Overall Kerastick® sales volumes increased 39% from 104,364 units in the 2007 period to 145,256 units in 2008. Non-PDT revenues totaled $5.4 million versus $7.2 million in the comparable 2007 period. Non-PDT revenues were adversely impacted by the absence of sales of Nicomide® during the third quarter of 2008 (see “Other Updates” section below).
DUSA’s net loss on a GAAP basis for the nine-months ending September 30, 2008 was ($4.3) million or ($0.18) per common share, compared to a net loss of ($7.7) million or ($0.40) per common share for the comparable 2007 period. The 2008 net loss was adversely impacted by the $1.5 million milestone payment made to the former Sirius Laboratories shareholders.
DUSA’s non-GAAP net loss for the nine-months ending September 30, 2008 improved 62% from ($6.6) million or ($0.34) per common share in 2007 to ($2.5) million or ($0.10) per share common in 2008. The 2008 non-GAAP net loss excludes the $1.5 million milestone payment, stock-based compensation expense of $1.0 million, and a non-cash gain on the change in the fair value of warrants of $0.8 million. Please refer to the “Use of Non-GAAP Financial Measures” section and the accompanying financial table included at the end of this release for a reconciliation of GAAP results to non-GAAP results for the nine-month periods ending September 30, 2007 and 2008, respectively.
As of September 30, 2008, total cash, cash equivalents, and U.S. government securities were $20.2 million, compared to $23.0 million at December 31, 2007. The decrease is primarily attributable to cash expended to fund operational expenses, as well as the $1.5 million milestone payment made to the former Sirius Shareholders.
Other Updates:
•	Nicomide®.
o	In late June 2008, the Company placed the sales of Nicomide®, a vitamin-mineral product prescribed by dermatologists, on hold. The decision came in response to discussions with the Food and Drug Administration (FDA) regarding our marketing of certain products considered by FDA to be marketed unapproved drugs. The Company is in the process of bringing the product into compliance under DSHEA (Dietary Supplement Health and Education Act) and is currently in discussions with the FDA regarding new labeling, including the use of the trademark. At the same time, the Company is also considering the possible sale of the product and the related patent.

o	On August 14, 2008, the Company announced that it had entered into a non-exclusive patent license agreement granting River’s Edge Pharmaceuticals, LLC rights for a vitamin-mineral product (nicotinamide, zinc, copper and folic acid)

substitutable for Nicomide® in the prescription market. In consideration for granting the license, the Company is being paid a share of the net revenues, as defined in the license agreement, of River’s Edge’s licensed product sales.
•	Phase IIB Acne Trial.
o	On October 22, 2008, the Company announced results from its Phase IIB clinical trial to compare the safety and efficacy of photodynamic therapy (PDT) using DUSA’s BLU-U® brand light plus vehicle containing Levulan® (aminolevulinic acid HCl) to that of PDT using the BLU-U® plus vehicle without Levulan® (the “control group”) in patients with moderate to severe facial acne vulgaris. The study demonstrated that both treatments were safe and well tolerated with no serious adverse events. While both groups showed a statistically significant reduction in inflammatory lesions from baseline, the results did not demonstrate a statistically significant difference between the Levulan® PDT and control groups. Based on these results, DUSA will not pursue further clinical development of Levulan® PDT in combination with BLU-U® for moderate to severe acne. The Company intends to file a 510K to expand the allowed claims on BLU-U® to include severe acne. The results showed that BLU-U® plus vehicle without Levulan® demonstrated a 50% reduction in inflammatory lesions in severe acne.
•	Clinical Development — SOTR.
o	Chronically immunosuppressed solid organ transplant recipients (SOTRs) with fair skin are at very high risk of developing actinic keratoses (AKs) and are also prone to the development of multiple skin cancers, particularly squamous cell carcinomas (SCCs). We are initiating a new study which will determine the effect of multiple courses of Levulan® plus BLU-U® on the treatment of AKs, as well as the reduction of the incidence of new non-melanoma skin cancers on the scalp or forearms of this group over the course of one year. We anticipate accruing a total of 36 or 40 patients to this study at up to 6 clinical trial sites across the United States. Patients will be randomized to one of the following two treatment groups (1:1) to receive topical Levulan® Kerastick® containing 20% aminolevulinic acid HCL (ALA, active study drug) or the Kerastick® containing vehicle ingredients only (VEH). We plan to initiate at least one clinical trial site by year-end.
•	Daewoong Pharmaceutical, Co., Ltd
o	During the quarter, the Company amended its existing marketing and distribution agreement with Daewoong Pharmaceutical, Co., Ltd, the exclusive distributor of the Levulan® Kerastick® in Asia Pacific. The amendment now allows Daewoong to market and distribute the product in Japan. The product will be sold into Japan on a “named-patient” basis.
Management Comments:
“We are pleased to report that Kerastick® revenues increased 54% year over year driven by a 50% increase in U.S. revenues. While U.S. volume was positively impacted by a small price increase (3%) that went into effect on October 1st, we believe that our strategy to focus on the medical/therapeutic dermatologists continues to drive our growth,” commented Robert Doman, President and CEO. “We are also encouraged by the increased interest in Levulan® PDT as evidenced not only by the sale of 52 BLU-U® units, but also the placement of 58 BLU-U® evaluation units during the quarter. In comparison, we only placed 5 BLU-U® evaluation units during the third quarter of 2007.”
“Although our Phase IIB clinical trial in acne did not meet our expectations on Levulan®, we were pleased to see the very positive results achieved using BLU-U® plus vehicle without Levulan®, particularly in severe acne. Based on the results of the study, we plan to file a 510K application for the expansion of our BLU-U® label to include severe acne,” continued Doman.
“While we are not totally immune to the economic downturn, we believe that our core business in medical dermatology still provides us with significant upside potential. Our intent is to finish the year strong by focusing our resources on the continued growth of Levulan® PDT for Grade 1 and 2 AKs, filing a 510K application with FDA to expand our BLU-U® label, and initiating clinical trial sites in our solid organ transplant recipient (SOTR) study,” concluded Doman.

Revenues Table, Condensed Consolidated Balance Sheets, Condensed Consolidated Statement of Operations and GAAP to Non-GAAP reconciliation follow:
Revenues for the three-month and nine-month periods were comprised of the following:

	Three-months ended		Nine-months ended
	September 30,		September 30,
	2008	2007	2008	2007
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
PDT Drug & Device Product Revenues
Kerastick® Product Revenues:
United States	$4,374,000	$2,923,000	$13,720,000	$10,108,000
Canada	72,000	143,000	449,000	536,000
Korea	186,000	—	710,000	—
Rest of World	99,000	—	289,000	—

Subtotal Kerastick® Product Revenues	4,731,000	3,066,000	15,168,000	10,644,000
BLU-U® Product Revenues:
United States	376,000	423,000	1,198,000	1,369,000
Canada	—	—	—	94,000
Korea	50,000	—	50,000	—

Subtotal BLU-U® Product Revenues	426,000	423,000	1,248,000	1,463,000
Total PDT Drug & Device Product Revenues	5,157,000	3,489,000	16,416,000	12,107,000
Total Non-PDT Product Revenues	569,000	2,295,000	5,352,000	7,216,000

TOTAL PRODUCT REVENUES	$5,726,000	$5,784,000	$21,768,000	$19,323,000

DUSA Pharmaceuticals, Inc.
Condensed Consolidated Balance Sheets

	September 30,
	2008	December 31,
	(Unaudited)	2007

ASSETS
CURRENT ASSETS
Cash and cash equivalents	$5,225,879	$4,713,619
Marketable securities	15,004,901	18,311,650
Accrued interest receivable	140,454	97,243
Accounts receivable, net	1,911,968	2,667,178
Inventory	2,999,468	2,672,105
Prepaid and other current assets	1,739,689	1,843,873

TOTAL CURRENT ASSETS	27,022,359	30,305,668
Restricted cash	173,385	170,510
Property, plant and equipment, net	2,034,357	2,142,658
Deferred charges and other assets	193,258	273,404

TOTAL ASSETS	$29,423,359	$32,892,240

LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES
Accounts payable	$554,955	$1,213,867
Accrued compensation	1,040,243	491,529
Other accrued expenses	3,210,876	3,322,642
Deferred revenue	873,505	1,256,494

TOTAL CURRENT LIABILITIES	5,679,579	6,284,532
Deferred revenues	4,051,249	2,918,850
Warrant liability	486,964	1,262,600
Other liabilities	266,657	319,736

TOTAL LIABILITIES	10,484,449	10,785,718

SHAREHOLDERS’ EQUITY
Capital stock
Authorized: 100,000,000 shares; 40,000,000 shares designated as common stock, no par, and 60,000,000 shares issuable in series or classes; and 40,000 junior Series A preferred shares. Issued and outstanding: 24,078,610 and 24,076,110 shares of common stock, no par, at September 30, 2008 and December 31, 2007 respectively	151,652,941	151,648,943
Additional paid-in capital	6,928,164	5,885,353
Accumulated deficit	(139,860,271)	(135,600,484)
Accumulated other comprehensive loss	218,076	172,710

TOTAL SHAREHOLDERS’ EQUITY	18,938,910	22,106,522

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$29,423,359	$32,892,240

DUSA Pharmaceuticals, Inc.
Consolidated Statement of Operations

	Three-months ended		Nine-months ended
	September 30,		September 30,
	2008	2007	2008	2007
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Product revenues and royalties	$5,726,071	$5,784,194	$21,767,810	$19,323,232
Cost of product revenues and royalties	1,462,028	1,573,897	4,950,039	5,506,540

Gross margin	4,264,043	4,210,297	16,817,771	13,816,692
Operating costs:
Research and development	1,487,816	1,225,462	5,049,327	4,328,475
Marketing and sales	2,967,431	2,887,370	9,520,865	9,727,660
General and administrative	1,911,028	2,110,766	6,603,989	7,966,791
Impairment charge for contingent consideration	1,500,000	—	1,500,000	—
Net gain on settlement of litigation	650	—	(282,775)	—

Total operating costs	7,866,925	6,223,598	22,391,406	22,022,926
Loss from operations	(3,602,882)	(2,013,301)	(5,573,635)	(8,206,234)
Other income:
Other income, net	114,260	135,519	538,212	480,117
Gain on change in fair value of warrants	651,767	—	775,636	—

Net loss	$(2,836,855)	$(1,877,782)	$(4,259,787)	$(7,726,117)

Basic and diluted net loss per common share	$(0.12)	$(0.10)	$(0.18)	$(0.40)

Weighted average number of common shares	24,078,610	19,495,067	24,078,546	19,487,594

Use of Non-GAAP Financial Measures
In addition to reporting financial results in accordance with GAAP, DUSA has provided in the table below non-GAAP financial measures adjusted to exclude stock-based compensation expense, a milestone payment made to the former Sirius Shareholders, and the non-cash gain on the change in fair value of warrants. The Company believes this presentation is useful to help investors better understand DUSA’s financial performance, competitive position and prospects for the future. Management believes these non-GAAP financial measures assist in providing a more complete understanding of the Company’s underlying operational results and trends, and in allowing for a more comparable presentation of results. Management uses these measures along with their corresponding GAAP financial measures to help manage the Company’s business and to help evaluate DUSA’s performance compared to the marketplace. However, the presentation of non-GAAP financial measures is not meant to be considered in isolation or as superior to or as a substitute for financial information provided in accordance with GAAP. The non-GAAP financial measures used by the Company may be calculated differently from, and, therefore, may not be comparable to, similarly titled measures used by other companies.
Investors are encouraged to review the reconciliations of these non-GAAP financial measures to the comparable GAAP results, contained in the table below.

	Three-months ended		Nine-months ended
	September 30,		September 30,
	2008	2007	2008	2007
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
GAAP net loss	$(2,836,855)	$(1,877,782)	$(4,259,787)	$(7,726,117)
Stock-based compensation (a)	353,262	428,416	1,042,812	1,146,114
Payment on acquisition (b)	1,500,000	—	1,500,000	—
Gain on change in fair value of warrants (c)	(651,767)	—	(775,636)	—

Non-GAAP adjusted net loss	$(1,635,360)	$(1,449,366)	$(2,492,611)	$(6,580,003)

Non-GAAP basic and diluted net loss per common share	$(0.07)	$(0.07)	$(0.10)	$(0.34)

Weighted average number of common shares	24,078,610	19,495,067	24,078,546	19,487,594

(a)	Stock-based compensation expense resulting from the application of SFAS 123(R).

(b)	Milestone payment related to Sirius Laboratories acquisition.

(c)	Non-cash gain on change in fair value of warrants.

Conference Call Details and Dial-in Information
In conjunction with this announcement, DUSA will host a conference call today:
Monday, November 3rd – 8:30 a.m. Eastern
If calling from the U.S. or Canada use the following toll-free number:
800.647.4314
Password – DUSA
For international callers use
502.498.8422
Password – DUSA
A recorded replay of the call will be available approximately 15 minutes following the call
U.S. or Canada callers use 877.863.0350
International callers use 858.244.1268
The call will be accessible on our Web site approximately four hours following the call at www.dusapharma.com.
About DUSA Pharmaceuticals
DUSA Pharmaceuticals, Inc. is an integrated dermatology pharmaceutical company focused primarily on the development and marketing of its Levulan® photodynamic therapy (PDT) technology platform, and complementary dermatology products. Levulan® PDT is currently approved for the treatment of Grade 1 and 2 actinic keratoses of the face and scalp. DUSA also markets other dermatology products, including ClindaReach®. DUSA is researching additional indications for Levulan® PDT, including oral leukoplakia in collaboration with National Institutes of Health (NIH) and the prevention of AKs and SCCs in immunosuppressed solid organ transplant recipients. DUSA is based in Wilmington, Mass. Please visit our Web site at www.dusapharma.com.
Except for historical information, this news release contains certain forward-looking statements that represent our current expectations and beliefs concerning future events, and involve certain known and unknown risk and uncertainties. These forward-looking statements relate to the decision not to pursue clinical development of Levulan and BLU-U for moderate to severe acne, plans to expand the BLU-U® label, the outcome, numbers of patients, and timing of initiation of the SOTR study, sale of product on a named-patient basis in Japan, belief regarding the strategy of targeting medical/therapeutic dermatologists, belief regarding significant upside potential, intentions regarding the focus of resources for the remainder of 2008, and management’s beliefs and calculations concerning non-GAAP financial measures. These forward-looking statements are further qualified by important factors that could cause actual results to differ materially from future results, performance or achievements expressed or implied by those in the forward-looking statements made in this release. These factors include, without limitation, actions by health regulatory authorities, the uncertainties regarding clinical research, ability to penetrate the market, reliance on third party distributors, investigators, contract research organizations and others, sufficient funding, and other risks and uncertainties identified in DUSA’s Form 10-K for the year ended December 31, 2007.
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